Exhibit 12

Ratio of Earnings To Combined Fixed Charges

And Preferred Stock Dividend Requirements

(In Millions)

	9 months Ended September 30,		Year Ended December 31,
	2012		2011		2010		2009		2008		2007
Consolidated pretax income from continuing operations	$526.6		$2,190.5		$1,266.4		$282.3		$672.7		$380.7
Undistributed earnings of non-consolidated affiliates	(22.7)		9.7		13.5		(65.5)		(35.1)		(11.2)
Amortization of capitalized interest	2.7		3.6		3.6		3.0		5.6		2.0
Interest expense	141.2		216.5		70.1		39.0		39.8		22.6
Acceleration of debt issuance costs	—		—		—		—		—		0.8
Interest portion of rental expense	2.8		3.6		4.6		5.8		8.4		4.7
Total Earnings	$650.6		$2,423.9		$1,358.2		$264.6		$691.4		$399.6
Interest expense	$141.2		$216.5		$70.1		$39.0		$39.8		22.6
Acceleration of debt issuance costs	—		—		—		—		—		0.8
Interest portion of rental expense	2.8		3.6		4.6		5.8		8.4		4.7
Preferred Stock dividend requirements	—		—		—		—		1.4		6.7
Fixed Charges Requirements	$144.0		$220.1		$74.7		$44.8		$48.2		$28.1
Fixed Charges and Preferred Stock Dividend Requirements	$144.0		$220.1		$74.7		$44.8		$49.6		$34.8
RATIO OF EARNINGS TO FIXED CHARGES	4.5	x	11.0	x	18.2	x	5.9	x	14.3	x	14.2	x
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	4.5	x	11.0	x	18.2	x	5.9	x	13.9	x	11.5	x